February 22, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dillon Hagius

Re:	Armata Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 9, 2021
File No. 001-37544

Dear Mr. Hagius:

On behalf of Armata Pharmaceuticals, Inc. (the “Company”), we are writing in response to the letter from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the U.S. Securities and Exchange Commission (the “Commission”), dated February 19, 2021 (the “Comment Letter”), relating to the Company’s Preliminary Proxy Statement on Schedule 14A, filed with the Commission on February 9, 2021 (the “Preliminary Proxy Statement”). Responses to these comments are set forth in this letter.

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to such comment immediately thereafter.

Preliminary Proxy Statement on Schedule 14A

General

1. Following the Second Closing, Innoviva Inc. will own approximately 60% of your outstanding common stock (assuming no exercise of its warrants). If Innoviva Inc. exercises its warrants, it will own approximately 75% of your outstanding common stock. Please provide your analysis as to why this transaction is not subject to Rule 13e-3 or file a Schedule 13E-3.

Response:	The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has reviewed the requirements of Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For the reasons set forth below, the Company has concluded that the Private Placement (as defined in the Preliminary Proxy Statement) does not and will not constitute a transaction, or series of transactions, that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, a “going private effect” as specified in Rule 13e-3.

It is the Company’s understanding and belief that the Commission adopted Rule 13e-3 to, among other things, protect unaffiliated security holders in a “going private” transaction, particularly small investors, from potential self-dealing by an issuer’s affiliate standing on both sides of the transaction. As described on pages 3, 4, 13, and 14 of the Preliminary Proxy Statement, the Company’s Board of Directors formed a special committee of directors to evaluate and approve the Private Placement. After careful consideration, the Board (excluding the two directors designated by Innoviva, who recused themselves), acting upon the unanimous recommendation of the special committee of the Board, determined that the Private Placement is the best interests of Company and shareholders. Factors considered by the Board are described in the Preliminary Proxy Statement. The Company further confirms that it does not currently intend to take actions that would result in such a “going private effect.”

An issuer’s obligation to comply with Rule 13e-3 arises from its engagement in a Rule 13e-3 transaction (or series of transactions) which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects: (A) causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 promulgated under the Exchange Act, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 promulgated under the Exchange Act; or suspension under Rule 12h-3 promulgated under the Exchange Act or Section 15(d) of the Exchange Act; or (B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association. As further detailed below, the Company respectfully submits that the purpose of the Private Placement is to raise additional capital for the Company, and is neither reasonably likely to produce, nor intended to produce, the effects set forth in Rule 13e-3(a)(3)(ii)(A) or (B).

In connection with the Private Placement, each shareholder of the Company who was a shareholder as of the closing of the Second Closing (as defined in the Preliminary Proxy Statement) will remain a shareholder of the Company, and will continue to hold such number of shares of Company’s common stock that such shareholder owned as of such date. Thus, the Private Placement will not cause the reporting obligations with respect to the Company’s common stock to become eligible for suspension under Rule 12h-3 for the following reasons:

(i)	as noted above, the number of the Company’s shareholders of record (for purposes of Sections 12 and 15 under the Exchange Act) following the Private Placement will not change due to the Private Placement, and accordingly will not be reduced to less than 300 (and the Company hereby confirms that its total assets have exceeded $10 million on the last day of each of the Company’s three most recent fiscal years), and

(ii)	the Company’s common stock will not be deregistered pursuant to Section 12(d) of the Exchange Act.

In addition, Section 15(d) of the Exchange Act is currently inapplicable as the Company’s common stock is, and will continue to be, registered pursuant to Section 12 of the Exchange Act, and Rule 12h-6 is inapplicable as the Company is not a foreign private issuer.

The Company’s common stock is listed on the NYSE American exchange (the “NYSE American”) and the Company intends to maintain such listing following completion of the Private Placement. As noted above, the number of shareholders of the Company will not change due to the Private Placement and accordingly will not be reduced below the number of record holders required for continued listing on the NYSE American. Furthermore, the Company expects that it will also continue to satisfy the other continued listed requirements of NYSE American to remain listed on the NYSE American.

*   *   *   *

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 908-3905 or the Company at (310) 655-2928 with any questions or comments regarding this letter.

Very truly yours,

Faith L. Charles

cc:	Celeste Murphy, U.S. Securities and Exchange Commission
Todd R. Patrick, Armata Pharmaceuticals, Inc.
Steve R. Martin, Armata Pharmaceuticals, Inc.
Jennifer A. Val, Esq., Thompson Hine LLP
Kaoru C. Suzuki, Esq., Thompson Hine LLP